SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

INTERLINK ELECTRONICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00001,
Having an Exercise Price Per Share Equal To or Greater Than $15.00
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Paul D. Meyer
Chief Financial Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, California 93012
(805) 484-8855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

John J. Halle
Kevin S. Thomas
Stoel Rives LLP
900 SW 5th Avenue
Portland, Oregon 97204
(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$239,762**	$22.06

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 458751104.
**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares or common stock of Interlink Electronics, Inc. having an aggregate value of $239,762 as of July 8, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals  1/92nd of one percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange certain Outstanding Options for New Options dated July 9, 2002 (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  The name of the issuer is Interlink Electronics, Inc., a Delaware corporation (“Interlink” or the “Company”). The address of its principal executive office is 546 Flynn Road, Camarillo, California 93012. The telephone number at that address is (805) 484-8855.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Company’s 1996 Stock Incentive Plan (the “Plan”) to purchase approximately 637,000 shares of the Company’s Common Stock (“Option Shares”) with an exercise price per share equal to or greater than $15, for new options that will be granted under the Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. If you are not an employee or a director of Interlink or one of its subsidiaries, you will not be eligible to accept the Offer. The information set forth under “The Offer” in the Offer to Exchange is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 8 (“Price range of shares underlying the options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 2 (“Number of options; expiration date”), Section 4 (“Procedures for tendering options”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of options for exchange and issuance of new options”), Section 7 (“Conditions of the offer”), Section 9 (“Source and amount of consideration; terms of new options”), Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”), Section 13 (“Legal matters; regulatory approvals”), Section 14 (“Material U.S. federal income tax consequences”), and Section 15 (“Extension of offer; termination; amendment”) are incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)  The Plan, attached hereto as Exhibit (d), contains information regarding the subject securities and is incorporated herein by reference. The information set forth in Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Exchange under Section 3 (“Purpose of the offer”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 (“Acceptance of options for exchange and issuance of new options”) and Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 3 (“Purpose of the offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Exchange under Section 9 (“Source and amount of consideration; terms of new options”) and Section 16 (“Fees and expenses”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 (“Acceptance of options for exchange and issuance of new options”) is incorporated herein by reference.

(d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)  The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 9.    Person/assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

Item 10.    Financial Statements.

(a)  The information set forth in the Offer to Exchange under Section 10 (“Information concerning Interlink”) and Section 17 (“Additional Information”) and in the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2001 and (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, which contain the Company’s financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be inspected on the Securities and Exchange Commission’s web site at www.sec.gov.

(b)  Not applicable.

Item 11.    Additional Information.

(a)  The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) and Section 13 (“Legal matters; regulatory approvals”) is incorporated herein by reference.

(b)  Not applicable.

Item 12.    Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated July 9, 2002.

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Exhibit Number	Description

(a)(2)	Election Form.

(a)(3)	Notice to Change Election from Accept to Reject.

(a)(4)	Form of Promise to Grant Stock Option(s).

(a)(5)	Memorandum from E. Michael Thoben dated July 9, 2002.

(b)	Not applicable.

(d)(1)	1996 Stock Incentive Plan, as amended, filed as Appendix A to the Proxy Statement dated November 16, 2001 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3.

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERLINK ELECTRONICS, INC.

By:	/s/ PAUL D. MEYER
Paul D. Meyer Chief Financial Officer

Date: July 9, 2002

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated July 9, 2002.

(a)(2)	Election Form.

(a)(3)	Notice to Change Election from Accept to Reject.

(a)(4)	Form of Promise to Grant Stock Option(s).

(a)(5)	Memorandum from E. Michael Thoben dated July 9, 2002.

(d)(1)	1996 Stock Incentive Plan filed as Appendix A to the Company’s Proxy Statement dated November 16, 2001 and incorporated herein by reference.

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